SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel
Participações S.A.

Report of Independent Public Accountants on the Special Review of the Balance Sheets and Statements of Income

June 30, 2004

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience translation into English from the original previously issued in Portuguese.
See note 29 to the financial statements)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SPECIAL REVIEW

To the Shareholders and Board of Directors of
Embratel Participações S.A.
Rio de Janeiro – RJ

1.

We have performed a special review of the balance sheets of Embratel Participações S.A. and subsidiaries (company and consolidated) as of June 30, 2004 and March 31, 2004 and of the statements of income and comments on the consolidated performance for the semesters ended June 30, 2004 and 2003, prepared under the responsibility of the Company’s management, in accordance with accounting practices adopted in Brazil, and presented as part of the mandatory quarterly information to the Brazilian Securities and Exchange Commission (CVM).

2.

Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors - Ibracon, together with the Federal Accounting Council, for special review of quarterly information of public companies (Standard #NPA 06) and comprised: (a) inquiries of and discussions with Company's Management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Company. Considering that this special review does not constitute an examination in accordance with auditing standards, we do not express an opinion on the aforementioned financial statements.

3.

Based on our special review, we are not aware of any material modification that should be made to the information contained in the financial statements referred to in paragraph 1, for them to be in accordance with accounting practices adopted in Brazil, applied in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) specifically applicable to the presentation of the mandatory quarterly information.

Rio de Janeiro, July 20, 2004

DELOITTE TOUCHE TOHMATSU	Celso de Almeida Moraes
Auditores Independentes	Partner

(Convenience translation into English from the original previously issued in Portuguese.
See Note 29 to the Financial Statements)

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF JUNE 30, 2004 AND MARCH 31, 2004
(In thousands of Brazilian reais)

		Unaudited

		Company		Consolidated

ASSETS	Notes	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

CURRENT ASSETS		14,956	29,387	3,836,571	3,647,716

Cash and cash equivalents	14	3,686	14,884	968,820	1,076,085
Trade accounts receivable	15	-	-	1,691,438	1,694,333
Deferred and recoverable taxes	16	11,064	11,051	888,799	539,614
Other current assets		206	3,452	287,514	337,684

NONCURRENT ASSETS		12,516	12,516	1,369,395	1,535,202

Deferred and recoverable taxes	16	-	-	919,273	1,083,910
Deposits in court		12,516	12,516	407,846	405,586
Other noncurrent assets		-	-	42,276	45,706

PERMANENT ASSETS		4,853,467	4,874,421	7,073,254	7,177,155

Investments	17	4,853,467	4,874,421	43,601	40,958
Property, plant and equipment	18	-	-	6,930,185	7,033,815
Deferred assets	19	-	-	99,468	102,382

TOTAL ASSETS		4,880,939	4,916,324	12,279,220	12,360,073

(continues)

(Convenience translation into English from the original previously issued in Portuguese.
See Note 29 to the Financial Statements)

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF JUNE 30, 2004 AND MARCH 31, 2004
(In thousands of Brazilian reais)

		Unaudited

		Company		Consolidated

LIABILITIES	Notes	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

CURRENT LIABILITIES		65,082	28,551	3,878,827	3,792,428

Loans and financing	22	-	-	1,265,505	1,175,247
Accounts payable and accrued expenses	20	207	10	1,689,567	1,783,108
Taxes and contributions	21	11	36	445,034	396,905
Dividends payable		12,283	12,331	12,336	12,389
Personnel, charges and social benefits		-	-	104,991	89,362
Employees' profit sharing		-	-	51,188	38,380
Provision for contingencies	23	-	-	86,272	77,718
Actuarial liabilities – Telos	24	-	-	65,469	66,521
Related party liabilities	26	1,694	5,140	4,731	4,656
Other current liabilities	17	50,887	11,034	153,734	148,142

NONCURRENT LIABILITIES		13,431	13,431	3,234,517	3,329,943

Loans and financing	22	-	-	2,855,999	2,950,635
Actuarial liabilities – Telos	24	-	-	321,053	317,220
Taxes and contributions	21	12,516	12,516	51,934	51,996
Sundry credits and other liabilities		915	915	5,531	10,092

DEFERRED INCOME		-	-	131,368	132,994

MINORITY INTEREST		-	-	232,082	230,366

SHAREHOLDERS' EQUITY	25	4,802,426	4,874,342	4,802,426	4,874,342

Capital stock paid-in		2,273,913	2,273,913	2,273,913	2,273,913
Revenue reserves		2,620,022	2,620,022	2,620,022	2,620,022
Treasury stock		(27,415)	(21,746)	(27,415)	(21,746)
Retained earnings		(64,094)	2,153	(64,094)	2,153

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		4,880,939	4,916,324	12,279,220	12,360,073

The accompanying notes are an integral part of the financial statements.

(Convenience translation into English from the original previously issued in Portuguese.
See Note 29 to the Financial Statements)

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
FOR THE SEMESTERS ENDED JUNE 30, 2004 AND 2003
(In thousands of Brazilian reais, except for net income per thousand outstanding shares)

		Unaudited

		Company		Consolidated

	Notes	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

GROSS OPERATING REVENUE
Telecommunications services		-	-	4,887,183	4,353,721
Gross revenue deductions		-	-	(1,187,721)	(979,305)

Net operating revenue	5	-	-	3,699,462	3,374,416
Cost of services	6	-	-	(2,529,775)	(2,267,845)

Gross profit		-	-	1,169,687	1,106,571
OPERATING REVENUES (EXPENSES)		(61,763)	137,137	(956,477)	(903,645)

Selling expenses	7	-	-	(432,679)	(399,927)
General and administrative expenses	8	(3,454)	(2,161)	(634,658)	(513,360)
Other operating revenues (expenses), net	9	(48,209)	(7)	110,860	9,642
Equity method results		(10,100)	139,305	-	-

OPERATING INCOME (LOSS) BEFORE
FINANCIAL INCOME (EXPENSE)		(61,763)	137,137	213,210	202,926
Financial income (expense)	10	701	2,197	(322,082)	203,116

OPERATING INCOME (LOSS)		(61,062)	139,334	(108,872)	406,042
Extraordinary non-operating income - ILL	11	-	-	106,802	-
Other non-operating income (expense), net	12	-	28	(4,326)	(161,473)

INCOME (LOSS) BEFORE TAXES AND
MINORITY INTEREST		(61,062)	139,362	(6,396)	244,569
Income tax and social contribution	13	2,472	(102)	(38,108)	(88,682)
Minority interest		-	-	(15,083)	(16,841)

NET INCOME (LOSS) FOR THE PERIOD		(58,590)	139,260	(59,587)	139,046

QUANTITY OF OUTSTANDING
SHARES (IN THOUSANDS)		331,974,095	332,629,361

NET INCOME (LOSS) PER THOUSAND
OUTSTANDING SHARES IN R$		(0.18)	0.42

The accompanying notes are an integral part of the financial statements.

(Convenience translation into English from the original previously issued in Portuguese.
See Note 29 to the Financial Statements)

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO THE BALANCE SHEETS AS OF JUNE 30, 2004 AND MARCH 31, 2004
AND STATEMENTS OF INCOME FOR THE SEMESTERS
ENDED JUNE 30, 2004 AND 2003 (unaudited)
(In thousands, except as indicated otherwise)

1. HISTORY AND OPERATING OVERVIEW

Embratel Participações S.A. (“Company”) was incorporated in accordance with article 189 of Law No. 9,472/97 - General Telecommunications Law - based on Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off from Telecomunicações Brasileiras S.A. - Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. The spin-off was based on an appraisal report as of February 28, 1998.

The Federal Government sold its interest of 19.26% in Embratel Participações S.A., at a public auction at the Rio de Janeiro Stock Exchange held on July 29, 1998, to Startel Participações Ltda. (Brazilian subsidiary of WorldCom, Inc. (“MCI”).

Embratel Participações S.A. holds 98.77% of the capital of Empresa Brasileira de Telecomunicações S.A. - Embratel. Embratel provides mainly international and domestic long-distance telecommunications services in Brazil, under the terms of the concession authorized by the Federal Government, which will expire on December 31, 2005. The assured right to renewing this license for an additional 20-year term is burdensome, and is subject to Anatel’s regulations.

The businesses of the Company and its subsidiaries are regulated by Anatel (Agência Nacional de Telecomunicações), which is the regulatory authority for the Brazilian telecommunications market, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

On April 22, 2004, MCI, holder of 51.79% of the common shares (19.26% of the capital stock) issued by the Company, informed the current terms of the amended agreement to dispose of its ownership interest in the Company to Teléfonos de Mexico S.A. (“Telmex”). The amendment to the original agreement has been approved by the Board of Directors of MCI, and the sale amount is of US$400,000, to be paid in cash. The amendment also provides the payment of a fee in the amount of US$12,200 in the event that the agreement is terminated. Additionally, the amendment foresees that US$50,000 shall be paid in advance and be retained by MCI should the competent authorities and regulatory agencies not approve the operation. On April 28, 2004, the US Bankruptcy Court Judge approved the sale of MCI’s ownership interest in the Company to Telmex. On June 22, 2004, Anatel approved the sale of MCI’s ownership interest in the Company to Telmex, pending only a final decision by the Conselho de Defesa Econômica – CADE, although Telmex may already take over management of the Company’s businesses.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários).

Certain reclassifications were made in the income statement related to the semester ended June 30, 2003, in order to present it consistently with the reported figures for 2004.

3. PRINCIPAL ACCOUNTING PRACTICES

The financial statements were prepared in accordance with accounting practices and principles consistent with the disclosure of the financial statements as of December 31, 2003, published on March 18, 2004.

4. CONSOLIDATION PROCEDURES

In the consolidated financial statements, the following items are eliminated: investments in subsidiaries against the respective shareholders’ equity, unrealized intercompany profits and losses, when applicable, equity results, intercompany income and expense accounts and intercompany balances under short and long-term assets and liabilities, as well as the minority interest in shown separately in results and in shareholders’ equity.

The consolidated financial statements as of June 30, 2004 and March 31, 2004 include the financial statements of Embratel Participações S.A. and of its direct and indirect subsidiaries, through direct or indirect participation in voting capital share, as follows:

	Voting capital stock

	Direct and/or indirect Participation (%)

	June 30, 2004	March 31, 2004

Empresa Brasileira de Telecomunicações S.A. – Embratel	98.8	98.8
Star One S.A.	80.0	80.0
BrasilCenter Comunicações Ltda.	100.0	100.0
Embratel Americas, Inc.	100.0	100.0
Ponape Telecomunicações Ltda.	100.0	100.0
Palau Telecomunicações Ltda.	100.0	100.0
Embratel Chile S.A.	100.0	100.0
Embratel Internacional S.A.	100.0	100.0
Embratel Uruguay S.A.	100.0	100.0
Gollum Investments, Inc.	100.0	100.0
Avantis Investments, Inc.	100.0	100.0
Click 21 Comércio de Publicidade Ltda.	100.0	100.0
Vega 21 Participações Ltda.	100.0	100.0
Vetel 21 Participações Ltda.	100.0	100.0
Vésper Holding S.A.	100.0	100.0
Vésper São Paulo Holding S.A.	100.0	100.0
Participation Investment, Inc.	100.0	100.0
CT Torres Ltda.	100.0	100.0
Goriot Investments, Inc. (*)	100.0	-
Virtua Investments, Inc. (*)	100.0	-

(*)

On June 4, 2004, the subsidiary Embratel incorporated Goriot Investments, Inc. and Virtua Investments, Inc., located in the Cayman Islands, the purpose of which is to invest and/or control investments.

5. NET OPERATING REVENUE

	Consolidated

	June 30,

	2004	2003

Voice-
Domestic long-distance	2,062,450	1,890,551
International long-distance	390,709	440,815

	2,453,159	2,331,366
Data & Internet-
Corporate and other	780,994	851,196
Telecommunications companies	65,960	42,071

	846,954	893,267

Local services	291,330	24,471

Other services	108,019	125,312

Total	3,699,462	3,374,416

6. COST OF SERVICES

	Consolidated

	June 30,

	2004	2003

Interconnection/facilities	(1,690,885)	(1,538,239)
Depreciation and amortization	(499,663)	(484,102)
Personnel	(123,822)	(104,750)
Third-party services (*)	(124,672)	(114,144)
Other	(90,733)	(26,610)

Total	(2,529,775)	(2,267,845)

(*)	Refers substantially to the installation and maintenance of telecommunications equipment and public services (energy).

7. SELLING EXPENSES

	Consolidated

	June 30,

	2004	2003

Allowance for doubtful accounts	(184,417)	(190,506)
Personnel	(131,399)	(116,134)
Third-party services (*)	(111,139)	(86,587)
Depreciation and amortization	(1,645)	(1,857)
Other	(4,079)	(4,843)

Total	(432,679)	(399,927)

(*)	Refers substantially to marketing, advertisement, advisory and consulting expenses.

8. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated

	June 30,		June 30,

	2004	2003	2004	2003

Third-party services (1)	(3,195)	(1,860)	(285,311)	(250,905)
Depreciation and amortization	-	-	(81,176)	(92,964)
Personnel (2)	(135)	(104)	(181,062)	(76,864)
Taxes	(122)	(195)	(35,629)	(41,696)
Employees’ profit sharing	-	-	(25,564)	(25,624)
Other	(2)	(2)	(25,916)	(25,307)

Total	(3,454)	(2,161)	(634,658)	(513,360)

(1)	Refers substantially to maintenance and cleaning of installations, public and information technologies services, printing and postage of invoices, auditing and consulting expenses.

(2)

Since 2000, the subsidiary Embratel has a “Plan for Retention of Executives and Strategic Employees”, aiming at retaining the services of the President, Vice-Presidents, Officers, Managers and other key employees who retain specialized knowledge. In accordance with the plan’s guidelines, revised in June 2003, the subsidiary Embratel has signed fixed-term contracts with each individual participant, assuring the aforementioned executives a set of benefits, similar to those of executives of these levels, valid until the end of the contracts. The participants of the plan would have the right a cash indemnity, calculated using a formula foreseen in the individual Term of Commitment, even in the event of the dismissal of the executive or of a change in the shareholding control of Embratel. Due to the change in the shareholding control, the subsidiary Embratel paid such indemnities in the amount of R$92,000 to executives. Statutory officers of the subsidiary Embratel will be appointed in a Board Meeting to be held after the Extraordinary Shareholders’ Meeting at which new Management will be appointed following the change in shareholding control. Should any of the current statutory officers be reappointed statutory officers on that occasion, the indemnities received by these officers, under their contracts, will become part of their salary. In these cases therefore, should these amounts exceed the total approved global compensation package, they will be submitted for deliberation by at General Shareholder’s Meeting .

9. OTHER OPERATING REVENUES (EXPENSES)

	Company		Consolidated

	June 30		June 30

	2004	2003	2004	2003

Interconnection cost recovery (*)	-	-	65,647	-
FUST recovery (Note 16.a)	-	-	37,902	-
Provision for unsecured liabilities
of subsidiary (Note 17)	(48,235)	-	-	-
Other	26	(7)	7,311	9,642

Total	(48,209)	(7)	110,860	9,642

(*)

In view of the decision by the Special Tribunal of the Higher Court of Justice, issued in a session held on July 1, 2004, which strengthened the Company’s understanding that the index for readjustment of telephone rates is the IGP-DI, as established in the concession contracts, with no retroactive application, the subsidiary Embratel has reverted a provision recorded as cost of services, in the amount of R$65,647, corresponding to the period from July 2003 through December 2003.

10. FINANCIAL INCOME (EXPENSE)

	Company		Consolidated

	June 30,		June 30,

	2004	2003	2004	2003

Financial income-
Interest on temporary investments and other	962	2,309	158,635	109,322
Monetary variation – credit	-	-	956	1,028
Exchange variation – (assets)	249	5	42,319	(89,459)

Subtotal	1,211	2,314	201,910	20,891

Financial expense-
Financial charges and other (*)	(510)	(117)	(307,375)	(235,619)
Monetary variation – charge	-	-	(15,765)	(30,731)
Exchange variation – (liabilities)	-	-	(200,852)	448,575

Subtotal	(510)	(117)	(523,992)	182,225

Total	701	2,197	(322,082)	203,116

(*)	Refers mainly to interest expenses on loans.

In the first quarter of 2004, the US dollar valued by 7.56% (devalued of 18.72% in the same period of 2003) against the Brazilian real, and the Japanese Yen valued by 5.85% against the Brazilian Real (devalued of 19.44% in the same period of 2003), resulting in an exchange variation expense in the amount of R$200,852 in the referred semester (recovery of exchange variation expense of R$448,575 in 2003), net of results in hedge contracts recorded during the period (income of R$18,071 in 2004 and expense of R$353,801 in 2003).

11. EXTRAORDINARY NON-OPERATING INCOME - ILL

During the second quarter of 2004, the subsidiary Embratel recognized credits of R$106,802 in income statements, due to success in a judicial dispute related to inflationary gains included in monetary restatement on recoverable Tax on Net Income (ILL).

From 1989 through 1992, the Federal Government imposed a tax on profit (ILL – Imposto sobre o Lucro Líquido). During this period, the subsidiary Embratel regularly paid this tax in accordance with the provisions of tax legislation. In 1996, in a specific lawsuit, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created jurisprudence on the issue, stimulating other tax payers to go to court. In 1999 the subsidiary Embratel filed a lawsuit, and obtained an injunction in order to get a tax credit. This amount was offset against income tax that the subsidiary Embratel would have to pay from May 1999 to July 2001, but the revenue was not recorded, since the final decision from a higher level was pending. In March 2001, the second judicial level (Regional Federal Court) confirmed the aforementioned procedures.

In 2002, based on the fact that the Supreme Court would not take any further appeals related to the ILL claim, the subsidiary Embratel decided to recognize the amount of R$198,131 under the heading “Extraordinary Non-operating Income” in the income statements for that period. Such amount represented the ILL levied in the past, which did not take into account the purge of inflationary gains, which were still in dispute between the subsidiary Embratel and the State.

In 2004, the Higher Court, by the Special Injunction No. 575,943-RJ, published in the Official Gazette on February 2, 2004, confirmed the second-level decision through which the subsidiary Embratel was definitively authorized to make the inflationary purges an integral part of the calculations for the monetary restatement of the recoverable ILL.

In connection thereof, and only after the final decision by the substitute judge of the 26th Federal Court, dated May 31, 2004, which determined the final tax write-off and the dismissal of the lawsuit, the subsidiary Embratel decided to recognize in the income statements for the period, also under the heading “Extraordinary Non-operating Income”, the remainder of the tax credit, related to the aforementioned inflationary gains, as shown below:

Consolidated June 30, 2004

Inflationary gain granted by the Judiciary	39,029
Remunerated interest calculated based on Selic variation
(Article 39 of Law 9,250/95)	67,773

Total	106,802

12. OTHER NON-OPERATING INCOME (EXPENSE), NET

	Consolidated

	June 30,

	2004	2003

Revenues
Proceeds from sale of permanent assets	8,030	4,272
Other	1,470	9,604
Expenses
Write-off of permanent assets (*)	(13,815)	(131,901)
Withholding income tax on remittances to foreign
Telecommunications companies (Note 23.2.g)	-	(39,462)
Other	(11)	(3,986)

Total	(4,326)	(161,473)

(*)

On June 6, 2003, the subsidiary Embratel celebrated an agreement with third parties for the sale of 100% of its participation in the share capital of Intelsat Ltd., in the amount of R$119,038. On June 30, 2003, the outstanding balance of this investment was R$137,717, and, therefore, the Company transferred the investment to current assets and recognized the provision for loss of R$18,679 as non-operating result.

Additionally, in June 2003, the subsidiary Embratel opted for the write-off of the unamortized balance of goodwill related to Acessonet, resulting in a charge of R$101,489 to Other Non-Operating Income (Expense). Such measure was taken due to a lawsuit filed on March 24, 2003 by the principal customer obtained through the acquisition of Acessonet Ltda. requesting the interruption of its long-term contract signed with the subsidiary Embratel.

13. INCOME TAX AND SOCIAL CONTRIBUTION ON PROFITS

The provision for income tax was accrued based on taxable income at the rate of 15%, plus the additional 10% foreseen in the law. The social contribution was calculated at the rate of 9%.

On June 30, 2004, the subsidiary Embratel had R$1,059,891 of tax losses and R$934,011 of negative basis of social contribution (on June 30, 2003, R$1,190,846 in tax losses and R$1,060,821 of negative basis of social contribution), which will be compensated as provided by Law No. 8,981 which limited the offset of accumulated tax losses and negative calculation basis for social contribution on profits to 30% (thirty percent) of taxable income in each fiscal year.

The subsidiaries Vésper S.A. and Vésper São Paulo S.A. together had, as of June 30, 2004, approximately R$5,988,381 in tax losses and negative basis of social contribution, and the subsidiary CT Torres Ltda. had R$568 in tax losses and negative bases of social contribution. Due to the fact that these subsidiaries do not have taxable bases, and that there are uncertainties as to the realization of tax credits, related tax credits were not recognized in the financial statements.

13.1 - Income Tax and Social Contribution Income (Expenses)

The income tax and social contribution expense is comprised of the current expense for the year, computed in accordance with current tax legislation, and of the deferred expense, corresponding to the effects of the taxes on the temporary differences arising or realized in the year. The consolidated deferred income tax and social contribution credit for the semester ended June 30, 2004 totals R$8,220 (expense of R$52,567 in the first semester of 2003), and were calculated on the allowance for doubtful accounts, tax losses, temporarily non-deductible taxes and other expenses, as well as other temporarily non-taxable revenues (Note 16).

Breakdown of Income Tax and Social Contribution Income (Expenses)

	Company		Consolidated

	June 30,		June 30,

	2004	2003	2004	2003

Current
Social contribution	-	(30)	(12,198)	(9,595)
Income tax	-	(72)	(34,130)	(26,520)

Total current expense	-	(102)	(46,328)	(36,115)

Deferred
Social contribution	654	-	2,253	(13,883)
Income tax	1,818	-	5,967	(38,684)

Total deferred income	2,472	-	8,220	(52,567)

Total	2,472	(102)	(38,108)	(88,682)

The current income tax and social contribution charge, reported in the statements of income for the first semesters of 2004 and 2003, arises substantially from the subsidiary Star One.

13.2 - Reconciliation of Tax Income (Expenses) with Nominal Rates

The reconciliation between the income tax and the social contribution, calculated based on the statutory tax rates in relation to the amounts recorded is shown below:

	June 30,

	Company		Consolidated

	2004	2003	2004	2003

Income before taxes and minority interest	(61,062)	139,362	(6,396)	244,569

Social contribution expense loss at nominal rate	5,496	(12,543)	576	(22,011)
Rate adjustment to obtain effective rate
Social contribution on amortization of goodwill from merger	-	-	(1,190)	(1,190)
Tax credits not recorded due to the CVM 371	(245)	-	(6,614)	-
Favorable decision on ILL lawsuit (Note 11)	-	-	3,513	-
Sundry permanent additions and exclusions (*)	(4,597)	12,513	(6,230)	(277)

Social contribution benefit (expense) on statement of income	654	(30)	(9,945)	(23,478)

Income tax expense at nominal rate	15,266	(34,841)	1,599	(61,142)
Rate adjustment to obtain effective rate
Income tax on amortization of goodwill	-	-	(3,306)	(3,306)
Tax credits not recorded due to the CVM 371	(682)	-	(18,373)	-
Favorable decision on ILL lawsuit (Note 11)	-	-	9,757	-
Sundry permanent additions and exclusions (*)	(12,766)	34,769	(17,840)	(756)

Corporate income tax credit (expense) per statement of income	1,818	(72)	(28,163)	(65,204)

Income tax and social contribution on profits	2,472	(102)	(38,108)	(88,682)

(*) Sundry permanent additions and exclusions at the Parent Company are substantially related to equity method results on investments, and, in the consolidated statements of 2004, they correspond mainly, to the expenses related with the plan for retention of executives (Note 8).

14. CASH AND CASH EQUIVALENTS

	Company		Consolidated

	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

Cash and bank deposits	492	966	89,951	162,952
Foreign short-term investments	-	-	208,321	170,235
Marketable securities	3,194	13,918	670,638	742,898

Total	3,686	14,884	968,820	1,076,085

Marketable securities are represented primarily by investment funds quotas and fixed income bonds. The investments abroad constitute short-term financial applications and are derived from mutual traffic revenues received from international operators.

15. TRADE ACCOUNTS RECEIVABLE

	Consolidated

	June 30, 2004	March 31, 2004

Voice services	2,987,932	2,945,376
Data, telecom operators and other services	630,827	596,291
Foreign administrators	169,950	163,975

Subtotal	3,788,709	3,705,642
Allowance for doubtful accounts	(2,097,271)	(2,011,309)

Total	1,691,438	1,694,333

The Company constantly monitors its accounts receivables past due. An allowance for doubtful accounts is recognized as from the first day after maturity, and is gradually increased to reflect any deterioration in recoverability with the aging of receivables. The balance of the allowance for doubtful accounts as of June 30, 2004 and March 31, 2004 covers integrally the amounts over 120 days past due on basic voice services.

The Company uses systems for management of billing and collections processes and for blocking calls on lines being used by delinquent or fraudulent customers. These systems have resulted in a reduction of doubtful debt charges .

16. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated

	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

Deferred income tax and social contribution assets-
Provision for write-off of property, plant and equipment	-	-	19,300	17,369
Tax losses	-	-	264,973	267,406
Negative basis of social contribution	-	-	84,061	84,896
Allowance for doubtful accounts	-	-	620,859	593,386
Goodwill on the acquisition of investment	-	-	13,487	15,738
Cofins/PIS – temporarily non-deductible	1,872	1,872	30,402	30,403
Other deferred taxes (provisions)	3,310	3,310	178,822	170,349
Withholding income tax (IRRF)	5,251	5,251	105,889	97,039
Recoverable income tax/social contribution	631	618	24,509	35,426
Value-added goods and services tax – ICMS	-	-	277,038	276,880
Tax on Net Income – ILL (Note 11)	-	-	106,802	-
FUST (Note 16.a)	-	-	60,725	2,742
FUNTEL			1,446	1,322
Other	-	-	19 , 759	30 , 568

Total	11,064	11,051	1,808,072	1,623,524

Current	11,064	11,051	888,799	539,614

Noncurrent	-	-	919,273	1,083,910

Deferred taxes were recorded based on the assumption of future realization, as follows:

- Tax losses and negative basis will be compensated at the limit of 30% of the taxable income in each period.

- Goodwill on investment: recovery will occur proportionally to the amortization of the goodwill from the subsidiary Star One, in a 5-year term.

- Other temporary differences: realization will occur with the payment of accrued provisions and the actual write-off of underlying doubtful accounts.

On July 1, 2002, CVM Instruction No. 371/02 was issued, establishing new criteria for evaluation and disclosure of deferred assets. In accordance with the Instruction, the estimates for the realization of tax credits of subsidiary Embratel are as follows:

Year/Period

July to December/2004	87,612
2005	190,932
2006	251,540
2007	233,697
2008 to 2012	422,605

Total	1,186,386

In order to comply with Article 7, I, of CVM Instruction No. 371, the subsidiary Embratel did not recognize deferred tax assets in the approximate amount of R$66 million originated from temporary differences, because, according to the Company's estimates, the future realization of these credits is expected to occur in a period above 10 years.

a) Recovery of the FUST Contribution

During the second quarter of 2004, the subsidiary Embratel performed a revision of the calculation basis of the Contribution destined to the Telecommunications Systems Universalization Fund – FUST, established by Law no. 9,998, of August 17, 2000, finding an updated undue debt after monetary restatement in the amount of R$57,736.

The amount of overpaid FUST Contributions recovered by the subsidiary Embratel totaled R$37,902, and was recorded under the heading “Other Operating Income”. On this amount, as determined by the provisions contained in the Regulation attached to Anatel Resolution No. 247, interest is chargeable, based on Selic Rate variation, plus 1% in the month in which the effective offset or restitution occurs, resulting in an additional credit of R$19,834, recorded under the heading “Other Financial Income”.

In July 2002, the subsidiary Embratel formalized an administrative inquiry to Anatel, aiming to clarify doubts regarding the correct composition of the calculation basis of FUST Contribution, raising also the possibility to offset interconnection and industrial exploitation costs incurred by the subsidiary in the calculation basis of the Contribution.

Starting on date of the administrative inquiry, the subsidiary Embratel began to calculate the FUST contributions taking advantage of the prerogative to deduct the costs incurred with interconnections in the Contribution calculation basis, in view of the consultations formulated in the provisions contained in the Regulation attached to Anatel Resolution No. 247, of December 14, 2000. Later, on December 10, 2003, through Official Letter No. 348/2003/UNA/UNACE/UNAC/SU, the Regulating Agency established that the collecting entities would be entitled to the prerogative of deducting the interconnection and industrial exploitation costs incurred at the time of establishing the calculation basis of the referred Contribution.

In connection thereof, during the second quarter of 2004, the subsidiary Embratel performed a revision of the calculation basis of the Contribution destined to the Telecommunications Systems Universalization Fund – FUST, established by Law no. 9,998, of August 17, 2000, finding an updated undue debt after monetary restatement in the amount of R$57,736.

Additionally, the subsidiaries Vésper São Paulo S.A. and Vésper S.A. have a total recorded amount of R$2,989 to recover regarding the contribution destined to FUST, of which R$2,743 and R$246 are recorded under the headings of Other Operating Income and Financial Income, respectively.

17. INVESTMENTS

	Company

	June 30, 2004	March 31, 2004

Investments - at equity
Empresa Brasileira de Telecomunicações S.A.	4,872,112	4,893,066
Ponape Telecomunicações Ltda.	10	10

	4,872,122	4,893,076
Negative goodwill on acquisition of investments
Vésper Holding S.A. and Vésper Holding São Paulo S.A.	(18,655)	(18,655)

Total	4,853,467	4,874,421

The consolidated investments as of June 30, 2004 and March 31, 2004, in the amount of R$43,601 and R$40,958, respectively, refer substantially to interests in international satellite companies.

Pursuant to Article 12 of CVM Instruction No. 247/96, the Company recorded a provision in current liabilities to cover unsecured liabilities of its subsidiaries Vésper Holding S.A. e Vésper Holding São Paulo S.A., totaling R$50,699 as of June 30, 2004.

18. PROPERTY, PLANT AND EQUIPMENT

		Consolidated

		June 30, 2004			March 31, 2004

	Annual depreciation/ Amortization rates (%)	Cost	Accumulated depreciation/ amortization (5)	Net book value	Net book value

Switching equipment	10.00	2,670,119	(1,143,444)	1,526,675	1,572,063
Transmission equipment	5.00 to 20.00	9,472,439	(5,370,003)	4,102,436	4,336,821
Buildings and ducts	4.00	1,358,180	(716,756)	641,424	645,782
Land	-	189,107	-	189,107	189,068
Other assets-
Sundry equipment (1)	10.00 and 20.00	723,943	(507,243)	216,700	219,940
Intangible (2)	4.00 to 20.00	1,110,403	(580,126)	530,277	525,650
Telecommunications Infrastructure	4.00, 5.00 and 10.00	854,200	(517,254)	336,946	348,875
Operating license (3)	20.00	36,996	(32,779)	4,217	4,288
Impairment of assets (4)	-	(1,162,407)	-	(1,162,407)	(1,230,371)
Construction in progress	-	544,810	-	544,810	421,699

Total		15,797,790	(8,867,605)	6,930,185	7,033,815

(1)	Vehicles, IT infrastructure, furniture and fixtures.

(2)	Software licenses and rights of way.

(3)	Refers to the cost of the operating license (authorization) acquired by subsidiaries Vésper São Paulo S.A. and Vésper S.A. for exploitation of switched fixed telephony services, destined to public users in general. This is a private service provided in the intra-regional, domestic long-distance modality, in regions I and III of the General Grant Plan (“Plano Geral de Outorgas”), while joint and simultaneous exploitation of the local modality is mandatory. The term of authorization is of 20 years, as from the grant date of the authorization for use of radio-frequency (starting February 4, 1999), burdensome renewable for another period only.

(4)	On November 30, 2003, subsidiaries Vésper São Paulo S.A. and Vésper S.A. evaluated the recoverability of its permanent assets (property, plant & equipment, operating license and deferred assets). Based on analysis of the capacity of these assets for future cash flow generation, the Company's management concluded that the permanent assets amounts would not be fully recovered, and, therefore, decided on the set up of an impairment provision.

(5)	As of June 30, 2004, fully depreciated assets amount to R$2,685,735 (R$2,528,469 on March 31, 2004).

a. Assets related to the concession contract

The concession to provide international and domestic long-distance telecommunications services foresees the reversibility of certain fixed assets indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

As regards the fixed assets considered as reversible, the General Telecommunications Law established that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

b. Assets pledged as a guarantee

As of June 30, 2004, the Company had real estate and other fixed assets, in the amount of R$427,064 (R$708,701 on March 31, 2004) listed and/or designated as guarantees in judicial claims.

c. Construction of the C-1 Satellite

In May 2003, the subsidiary Star One signed an amendment to the current agreement for the acquisition in orbit of the Star One C-1 Satellite, and signed an agreement for the acquisition of the equipment for the control station, in the total amount of US$203,000. The satellite will have 28 C band and 14 Ku band transponders.

The agreements entered into force on September 30, 2003, and the term for delivery of the satellite in orbit and of the earth control station is 30 (thirty) months. The launching of the satellite is scheduled to occur at the beginning of 2006.

The amendment provides that, if the construction of satellite C-1 is cancelled, the subsidiary Star One would be obliged to reimburse the contractor and its sub-contracted parties the costs incurred until the date of cancellation, plus 5% of that amount, after subtracting the payments made.

On June 1, 2004, a new amendment to the financing contract was signed, due to changes made in the project, which resulted in a reduction of price, and in the payment schedule. The new total amount of the operation is US$185,232 (US$18,547 referring to 100% of the credit insurance premium).

19. DEFERRED ASSETS

	Consolidated

	June 30, 2004	March 31, 2004

Pre-operating expenses	168,467	168,467
Goodwill (*)	102,426	102,426
Impairment provision	(26,716)	(34,751)
Accumulated amortization	(144,709)	(133,760)

Net book value	99,468	102,382

(*) It refers to goodwill paid by the former controller of CT Torres on the company's acquisition, which was later capitalized in CT Torres. The referred goodwill is based on income projections and is being amortized in 10 years.

The impairment provision refers to the pre-operating expenses of subsidiaries Vésper São Paulo S.A. e Vésper S.A. , acquired on December 2, 2003.

20. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	Consolidated

	June 30, 2004	March 31, 2004

Suppliers	1,358,339	1,429,181
Foreign administrators	186,297	210,835
Consignment for third-parties/other	144,931	143,092

Total	1,689,567	1,783,108

During the second quarter, the subsidiary Embratel made a reversal of provision in the amount of R$65,647, related to the readjustment of telephone rates (IGP-DI), as mentioned in Note 9.

21. TAXES AND CONTRIBUTIONS

	Company		Consolidated

	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

Indirect taxes
ICMS (value-added tax)	-	-	180,740	167,887
PIS/Cofins (social/finance contributions)	4	47	39,482	36,738
PIS/Pasep - in suspension	-	-	138,305	135,332
PIS/Cofins - judicial deposit in court	12,516	12,516	15,030	15,030
ISS (municipal service tax)	-	-	10,884	9,573
Other	7	14	7,615	9,881

Income taxes
IRRF	-	-	233	351
Income tax – estimate	-	(18)	10,713	7,585
Social contribution – estimate	-	(7)	3,669	2,517

Income tax/social contribution
Law No, 8,200/91 – supplementary monetary restatement	-	-	37,452	37,868
IRPJ – revenue of exportation	-	-	38,857	19,220
CSSL – revenue of exportation	-	-	13,988	6,919

Total	12,527	12,552	496,968	448,901

Current	11	36	445,034	396,905

Noncurrent	12,516	12,516	51,934	51,996

22. LOANS AND FINANCING

	Consolidated

	June 30, 2004			March 31, 2004

	Short term	Long term	Total	Short term	Long term	Total
Local currency
Bank loans	470,155	576,478	1,046,633	272,753	669,902	942,655
Finame	6,824	17,110	23,934	6,839	18,692	25,531
Leasing	1,599	2,455	4,054	1,611	2,829	4,440

Total	478,578	596,043	1,074,621	281,203	691,423	972,626

Foreign currency
Bank loans	759,989	1,403,198	2,163,187	820,153	1,427,740	2,247,893
Notes	4,608	854,563	859,171	34,216	799,865	834,081
Suppliers	14,864	10,301	25,165	3,346	17,687	21,033
Leasing	20,095	10,868	30,963	22,406	11,575	33,981
Swap / Hedge	(12,629)	(18,974)	(31,603)	13,923	2,345	16,268

Total	786,927	2,259,956	3,046,883	894,044	2,259,212	3,153,256

Total of debt	1,265,505	2,855,999	4,121,504	1,175,247	2,950,635	4,125,882

The Company hedges its foreign currency debt through swap operations, as described in Note 28, aiming at mitigating risks of relevant exchange rates variations between the Real and other foreign currencies. The debt position as of June 30, 2004 is demonstrated in the table below:

	Amount	%	Average cost of debt

Hedged debt or in local currency	1,014,725	80.2	101.51% CDI
Unhedged debt	250,780	19.8	US$ + 4.57%

Short term	1,265,505	100.0

Hedged debt or in local currency	1,102,873	38.6	97.34% CDI
Unhedged debt	1,753,126	61.4	US$ + 8.39%

Long term	2,855,999	100.0

Hedged debt or in local currency	2,117,598	51.4
Unhedged debt	2,003,906	48.6

Total debt	4,121,504	100.0

a. Repayment Schedule

The long-term debt amortization schedule, as of June 30, 2004 and March 31, 2004, comprises the following yearly amounts:

	Consolidated

	June 30, 2004	March 31, 2004

2005	798,860	1,098,541
2006	636,067	502,348
2007	268,292	267,603
2008	989,743	937,856
2009 through 2013	163,037	144,287

Total	2,855,999	2,950,635

b. Percentage breakdown of total debt by foreign currency/original index:

	Consolidated

	June 30, 2004	March 31, 2004

US Dollar	67.6	64.7
Japanese Yen	0.6	6.3
Euro	5.7	5.4
CDI	24.8	22.3
TJLP	0.6	0.6
Real	0.7	0.7

Total	100.0	100.0

c. Roll-over of debt

In June 2004, the subsidiary Embratel finished the roll-over of debt initiated in March 2003, when all debt contracts involved in the program became part of a new amortization scheduled. The outstanding balance of these contracts in March 2003 was of US$881,870, and, as of June 30, 2004, was of US$525,093. It represents a decrease of 40.50%, which has been accelerated by advanced payments made in December 2003 (US$64,031) and February 2004 (US$144,743).

This roll-over of debt became effective in March 2003. It comprised part of the loans with banks, maintaining the original features of such loans (terms, interest rates and currency) until their maturity dates, with new terms becoming valid from then on. The agreements with principal to be paid in full will be paid as follows: 20% of them shall be paid upon maturity, according to the original agreements, of which a part, equivalent to 10% of the outstanding balance of the loans with principal to be paid in full, with guarantees in the amount of US$76,523 given by the subsidiary Embratel or by one of its wholly-owned subsidiaries, 7 quarterly installments, corresponding to approximately 4.29% each of the outstanding balances, and 50% of the remainder 2 years after the original maturity date. As for the agreements with principal to be paid in installments, the amortizations scheduled by the original agreements to occur between the date of roll-over of debt and June 30, 2004 will no longer be made, and the unamortized debt of the period will be divided equally over the number of remaining installments provided for in the original agreements, which will be duly paid as scheduled.

Interest rates agreed were Libor plus 4% per annum for loans denominated in foreign currencies, and CDI plus 4% per annum for loans denominated in Brazilian reais.

d. Notes

In June 2004, the subsidiary Embratel commenced an offer exchange of its US$275,000 notes issued in December 2003, so as to comply with SEC criteria. The notes previously issued were private and the new ones will be public. The new notes will maintain the conditions applicable for the notes previously issued, with maturity in 2008 and an interest rate of 11% per annum.

e. Financing of the construction of satellite

On August 13, 2003, the subsidiary Star One signed an amendment to the financial agreement to the construction of satellite C-1, substituting the agreement previously signed in April, 2002 with BNP Paribas, with a new contract with BNP Paribas (lead bank) and Sociéte Génerale. The total resulting amount is US$194,172 (including US$19,461 for 100% of the insurance premium), with a 38-month grace period and amortization in 14 semi-annual installments, over 10 years. During the grace period, the interest rate will be the six-month LIBOR plus a margin of 0.75% per annum and during the repayment period, 3.93% per annum. The total amount used until June 30, 2004 was US$35,017, including payments to Alcatel and credit insurance premiums to Coface.

On June 1, 2004, a new amendment to the financing contract was signed, due to changes made in the project, which resulted in a reduction of price and in the payment schedule. The new total amount of the operation is US$185,232 (US$18,547 referring to 100% of the credit insurance premium). All other terms of the financing were maintained.

f. Financing of ICMS

In September 2002, the subsidiary Vésper S.A. started financing 60% of its ICMS payable on operating revenues, through convention with the Government of Rio de Janeiro and with Banco do Brasil, as financial agent. The credit line is R$940,000, during the 60-month period, with a 84-month grace period, amortization in 60 months, interest rates of 4.5% to 6% p.a. and a service charge of 1% on each credit installments received.

g. Suppliers

Suppliers’ financing is foreign currency denominated and refers to purchases of materials and equipment used to enhance domestic and international telecommunication services.

h. Guarantees

Until the date of roll-over of debt, the guarantees given in connection with outstanding loans and financing were substantially comprised of promissory notes, which, although not representing actual guarantees, are legal instruments that can be executed judicially in the case of delays in payments. New guarantees established with the financial institutions that participate in the roll-over of debt program, which were also extended to all banking institutions with outstanding loan agreements on the renegotiation date with “pari-passu” right of participation in guarantees, included part of the receivables from corporate customers of the subsidiary Embratel, as well as shares and dividends of subsidiary.

i. Covenants

The subsidiary Embratel is bound by financial covenants to the creditor banking institutions, on account of the renegotiated agreements, involving the level of indebtedness, minimum earnings before financial result, income taxes, depreciation and amortization (“EBITDA”), and limits for capital expenditures, among other requirements.

23. PROVISION FOR CONTINGENCIES

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings and potential discussions, which were or may be raised by the competent Authorities, including among others, labor, social security, tax, administrative and civil issues.

A significant portion of the contingencies discussed below involve complex issues, with unique characteristics applying either to the Company itself or the telecommunications market, and arise from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues discussed below result from procedures followed prior to the Company’s privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors’ opinion, the subsidiaries’ Management believes that the outcome of a significant portion of present and future claims will be favorable to the Company, and for those claims which the unfavorable outcome is considered as probable, a provision was made in the financial statements.

The amounts involved are described as follows:

	Consolidated

	Probable		Possible

Type	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

Labor	38,533	31,886	51,241	44,407
Tax	7,179	7,004	1,258,303	1,210,941
Civil	40,560	38,828	590,023	600,200

Total	86,272	77,718	1,899,567	1,855,548

23.1 Labor Contingencies

Those contingencies involve several labor-related claims, concerning, primarily, compensation issues such as salary differences and equivalencies, overtime, and others.

23.2 Tax Contingencies

	Consolidated

	Probable		Possible

Claims	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

ICMS for Services Provided (a)	87	-	856,717	801,306
Income Tax on Inbound International Income (c)	-	-	351,635	351,635
INSS (Brazilian Social Security Institute) (d)	-	-	47,000	58,000
CIDE (f)	-	-	2,951	-
Other tax contingencies (g)	7,092	7,004	-	-

Total	7,178	7,004	1,258,303	1,210,941

a) ICMS for Services Provided

The subsidiary Embratel received a number of assessments for non-payment of ICMS for services provided, including international services and others, also considered by the subsidiary Embratel as partially or entirely exempt or non-taxable. Among the assessments, which the probability of loss is considered by the legal counsel as possible represent a total of approximately R$ 599,458 on June 30, 2004 (R$545,500 as of March 31, 2004). As a result of this evaluation, no provision was recorded in the financial statements.

In July 2002, the subsidiary Star One received two tax assessments in the state of Rio de Janeiro , in the amount of R$236,000, which refers to the ICMS tax on the rental of transponder and Internet access provision. In March 2004, Star One was assessed in the Federal District State for the non payment of the ICMS over satellite capacity and other accessory obligations in that unity of the Federation, in the total amount of R$19,806. Tax payment is required on the operations of transponders rental.

Due to the interpretation of the subsidiary Star One’s management and legal counsel regarding the assessments referred to above, which consider that the probability of loss is possible, no loss provision was recorded in the financial statements with respect to this dispute.

The subsidiary Vésper S.A. has ICMS-related assessments in the amount of R$1,540, of which R$87 have been provisioned in its financial statements, and R$1,453 which the probability of loss has been evaluated as possible, and therefore, have not been accrued in the financial statements.

b) Income Tax on Inbound International Income

Based on its legal advisors’ opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the SRF assessed the subsidiary Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. The subsidiary Embratel appealed to the Taxpayers’ Council against this decision, which is still pending decision.

In June 1999, the subsidiary Embratel was further assessed for nonpayment of income tax on net foreign source income for the year 1998 amounting to R$64,396.

Due to an unfavorable decision at the administrative level, the subsidiary Embratel requested a writ of mandamus. In October 2003, a sentence on that appeal was issued by the Court, but the entire contents of which still remains unknown and unpublished. However, the Court’s understanding on that matter, opposite to that of the subsidiary Embratel’s, is not definitive, and may be modified by the same Court. Based on the opinion of the subsidiary Embratel’s Management and legal counsel, which consider the probability of loss as possible, the amounts arising from above mentioned assessments have not been accrued in the financial statements.

c)  INSS (Brazilian Social Security Institute)

On September 5, 2001, the subsidiary Embratel became aware of an unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total historical amount of the INSS assessment was of R$58,000. Having exhausted appeals at the administrative levels and maintained the assessment, the Company immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal presented by the subsidiary Embratel, approximately 60% of the credit was reduced, by force of early relief granted by the Court. Later, INSS itself recognized part of the assessment, approximately 20% of the total, as not valid lowering the amount to R$47,000. Upon such change, the credit reduced by force of early relief granted is now R$25,000, corresponding to more than 50% of the total. The amount of R$22,000, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by the subsidiary Embratel’s Legal Advisors, which have identified a series of mistakes in the calculations of the claims, made by INSS and considered the probability of loss as possible, no loss provision was recorded relating to this assessment.

d) Contribution for Economical Domain Intervention - CIDE

The subsidiary Embratel was assessed in May 2004 by the Federal Income Revenue for the non withholding of the CIDE on transferring funds abroad, in the total amount of R$2,951.

This subsidiary’s Management and its legal counsel understand that the probability of loss is possible, therefore no provision was accrued in the financial statements for the amounts involved in these claims.

e) Tax Contingencies

On June 30, 2004, the Company had provisioned in its financial statements the amount of R$7,092 (R$7,004 on March 31, 2004), which refers mainly to a dispute initiated by subsidiary Vésper S.A. which aims to establish the non-applicability of the CPMF tax on the conversion of foreign debt into domestic investment through the signature of notional foreign-exchange contracts.

Additionally, subsidiaries Vésper S.A. and Vésper São Paulo S.A filed applications for declaration that the additional FGTS payments instituted by Law 110/2001 were not due. Based on the evaluation of the Management of the subsidiaries Vésper S.A. and Vésper São Paulo S.A., which classify the probability of loss as probable, the amounts involved were accrued in the financial statements.

f) PIS/Cofins Contributions

In August 2001, the subsidiary Embratel received two tax claims from the Federal Revenue Service (SRF), totaling R$501,000, for prior years’ PIS/Cofins contributions.

The first claim, in the amount of R$159,000, is related to PIS charges prior to 1995, which were offset according to Complementary Law No. 7/70.

The second claim, in the amount of R$342,000, is related to Cofins exemption for revenues on the exportation of telecommunication services through the end of 1999. There were substantial mistakes in the calculations of the tax auditor, and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount of this claim, the subsidiary Embratel appealed to a higher administrative level, therefore on July, 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level and the remaining updated amount of this claim is R$236,600. Subsidiary Embratel appealed to a higher administrative level which is still pending decision.

Based on facts and arguments provided, and also on the opinion of its legal counsel, the subsidiary Embratel’s management evaluated the probability of loss in these assessments as remote. Accordingly, no provision was recorded in the financial statements for this matter.

g) Withholding Income Tax on Remittances to Foreign Telecommunications Companies

The subsidiary Embratel was assessed by the Federal Revenue Agency (SRF) in the amount of R$410,697 for not withholding income tax on payments made from December 1994 to October 1998. Regarding the administrative defense, in September 2002, the SRF issued a sentence reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment. During the first quarter of 2003, the subsidiary Embratel conservatively recognized the referred updated amount (R$39,462) as an expense to income statement. In a sentence issued in December 2003, the Taxpayers’ Council decided on the unanimously denial of the Federal Union appeal. On July 16, 2004 the SRF was formally notified of this decision. Considering that such decision is unanimous and there is no other decision from the Taxpayers Council with contradictory interpretation on a similar matter, there is no legal basis for further appeals on this matter. The company’s legal advisors have good reason to believe that the decision of the SRF reducing the assessment from R$410,697 to R$12,975 is final.

In the meantime, the subsidiary Embratel requested a writ of mandamus seeking to obtain a pronouncement, since the Melbourne Treaty is in force since 1990. An unfavorable decision was issued in the first judicial level, challenged by the subsidiary Embratel, which still awaits the final decision on the appeal.

Based on the opinion of the subsidiary Embratel’s Management and Legal Counsel, which considers that the probability of loss is minimal, no loss provision has been accrued in the financial statements with respect to this dispute.

23.3 Civil Contingencies

	Consolidated

	Probable		Possible

Claims	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

Disputes with local operators (a)	-	-	520,200	520,200
Contingencies Related to Anatel and the State Government of São Paulo (b)	1,743	1,764	50,000	80,000
Commercial disputes with third parties (c)	28,419	26,666	19,823	-
Other judicial claims (d)	10,398	10,398	-	-

Total	40,560	38,828	590,023	600,200

a) Disputes with local operators

The subsidiary Embratel is a defendant in two judicial claims in order to charge and condemn the payment of amounts arising from interconnection agreements with two local operators, which totaled the historical amount of approximately R$520,200. In October 2002 approximately R$47,000 of the mentioned value were deposited in court. The total amount of R$520,200 is related to the disputed amounts charged by one of the local telecommunication companies, between the months of May 2000 to August 2002 and, by the other telecommunications company, between the months of August 2001 to July 2002.

Regarding the lawsuit filed in Rio de Janeiro to charge the disputed amounts, referred to period between August 2001 to July 2002, the first legal court issued a decision in February 2004 judging in favor of the local operator. The effects of this decision will remain suspended until the judgment of the appeals presented by the subsidiary Embratel.

Regarding the lawsuit filed in Brasília to charge the disputed amounts, referred to period between May 2000 to August 2002, it was proffered decision in August 2003 extinguishing the lawsuit. The local operator and the subsidiary Embratel appealed from these decision and Embratel also requested to recover the amount deposited in court of approximately R$47,000, which is still under judgment by the superior court.

In addition to the above mentioned lawsuits to charge disputed amounts, each of the local operators filed separate lawsuits in order to prevent the subsidiary Embratel from challenging, until the receivables due date, the amount considered incorrect. The lawsuit filed in Brasília was extinguished without consideration of merit and the appeal presented by the local operator still remains without judgment.

In another lawsuit filed in Rio de Janeiro , a decision was proffered in February 2004 judging the local operator request as totally unfounded. This decision was object of appeal from both parties. The subsidiary Embratel presented petition requesting to recover the amount deposited by the subsidiary Embratel during the lawsuit period. The subsidiary Embratel has already deposited the total amount of R$165,102 related to the charges from August 2002 to December 2003.

Considering the terms of the agreements and legal arguments that support the subsidiary Embratel’s position, as well as the counter-claims that the subsidiary Embratel has against these companies, the subsidiary Embratel and its legal counsel evaluate the probability of loss in these causes as possible, thus no provision was recorded in the financial statements.

b) Contingencies Related to Anatel and the State Government of São Paulo

As a result of the inconveniences caused to the telephone system users by the telecommunications carriers, on July 3, 1999, the implementation date for the new domestic dialing system, the subsidiary Embratel was officially notified by Anatel to pay a fine in the amount of R$55,000 related to the administrative proceeding on the period when the carriers implemented the change in dialing codes. The subsidiary Embratel filed suit contesting the validity of the fine and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the second judicial level, the subsidiary Embratel prevailed, and the eventual appeals by Anatel have no suspensive effect.

Based on the same fact, the State of São Paulo and the Consumer Protection Foundation (Procon) filed a public civil action at the 14th Court of Public Finances of the State of São Paulo. On March 30, 2000, a lower court decision was announced, ordering the subsidiary Embratel and the local carrier to pay a fine of R$30,000 and to reimburse the users of telephone services in the State of São Paulo for the phone calls made from July 3 to 12, 1999. The subsidiary Embratel filed an appeal against this decision and received a favorable decision from the São Paulo State Court, thus withdrawing the requirement to pay the respective fine, being the plaintiff only authorized to appeal for reviews without suspensive effects.

Due to the opinion of management of the subsidiary Embratel and its legal advisers on the question, who evaluate as possible the probability of loss in the case above, the amounts corresponding to the aforementioned penalties were not provided for in the financial statements. Regarding the fine imposed by the State of São Paulo and the Consumer Protection Foundation (Procon), since the São Paulo State Court decided on the annulation of such penalty, the probabilities of loss in this claim have been evaluated as remote.

Due to non-compliance with quality targets, defined by Anatel in the General Plan of Quality Targets (“PGMQ”) for fixed telephone services, Anatel filed several Administrative Procedures for Disregarding Obligation (“PADO”) against the subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A. Due to the opinion of management of the subsidiaries and of their legal advisers on the question, the probability of loss on the PADOs of Vésper S.A. and Vésper São Paulo S.A. are evaluated as probable, and consequently, the amounts corresponding to such penalties were provided for in their financial statements, in the amounts of R$949 and R$794, respectively (R$976 and R$788 as of March 31, 2004). Regarding the subsidiary Embratel, the probability of loss is considered as possible, thus no provision was recorded in the financial statements.

b.1) Portable Vésper

Due to the issue of Resolution No. 271, of August 6, 2001, which approved the use of the Portable User Terminal to provide fixed telephone services through a cordless fixed access line, the subsidiaries Vésper São Paulo S.A and Vésper S.A. began to market Portable Vésper as an alternative to their tabletop ‘ATSs’ (Access Terminal Stations).

On July, 19, 2002, the Mobile Phone Companies filed suit, to suspend immediately the sale of the product by the subsidiaries Vésper São Paulo S.A and Vésper S.A, and to seek damages for losses caused by unauthorized sale of Portable Vesper.

Due to the understanding of the Management of the subsidiary Vésper S.A. and of its legal advisers on this matter, that loss in this case is considered possible, the amounts corresponding to the claims made by the plaintiffs have not been provided for in the financial statements.

c) Commercial disputes with third parties

Subsidiary Embratel was notified of a decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, where the subsidiary Embratel and another company were discussing credits and rights deriving from contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in payment of indemnity, the subsidiary Embratel accrued a provision in the amount of R$15,186 (R$14,215 on March 31, 2004) in its financial statements.

The subsidiary Vésper São Paulo S.A was notified of the decision during the course of the arbitration administered by the International Chamber of Commerce (ICC) , Paris, where it and another company discussed credits and rights resulting from the contractual relationship existing between the parties. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in payment of an indemnity, the subsidiary Vésper São Paulo S.A accrued a provision in its financial statements in the amount of R$5,509 (R$5,102 on March 31, 2004).

The subsidiaries Vésper São Paulo S.A and Vésper S.A. set up a provision for judicial disputes with the parties in the total amounts of R$7,349 on June 30, 2004 and March 31, 2004. These amounts represent the estimate of the Companies’ Managements, based on the opinion of their legal counsels, of the probable losses relating to the various lawsuits filed by clients, service providers and lessors of real estate.

The subsidiary Embratel filed lawsuits, aiming at the annulment of charges for the use of rights-of-way under, applicable legislation and contracts. In these lawsuits, with one exception where charges were suspended provisionally, the subsidiary Embratel makes judicial deposits of the amounts in dispute, totaling R$15,378. The subsidiary Embratel and its legal advisers evaluate the probability of loss in those claims as possible.

The subsidiary CT Torres Ltda. is the plaintiff of two writs of mandamus, entered into on June 29, 2001 in which the Municipality of São Paulo figures in the position of defendant. The purpose of both writs of mandamus is to ensure the right of the subsidiary to maintain its telephony towers installed in two different locations in the Municipality of São Paulo , due to conflicts about the interpretation of the municipal legislation, regarding Construction and Functioning Permits for both locations.

Due to the opinion of management of the subsidiary CT Torres Ltda. and its legal advisers on this matter, who evaluate the probability of loss in this case as probable , a provision the amount of R$375 was recorded in the financial statements.

The subsidiary CT Torres Ltda. is a defendant in three public civil actions, totaling R$4,445, filed by the Public Prosecutor Offices of the States of São Paulo, Ceará and Rio Grande do Norte, respectively. The purpose of those public civil actions is the regularization of telephony towers installed in the capitals of these States, due to divergences related to the interpretation of the legislation applied by the Municipalities for the analysis and approval of the processes to obtain Construction and Functioning Permits.

Due to the opinion of Management the subsidiary CT Torres Ltda. and its legal advisors on this matter, who evaluate as possible the probability of loss in such matters, the amounts related to the formulated requests by the plaintiffs were not provided for in the financial statements.

d) Other judicial claims

The subsidiary Embratel is a defendant in two judicial claims whose object is its condemnation for payment of indemnities for alleged unsettled contractual charges.

In one of the lawsuits Embratel was required along with a third company, to pay an indemnity, as a result of recission of the contract of service providers. Considering the advanced status of the lawsuits and the arguments presented by legal counsel, the subsidiary Embratel evaluates the probability of loss in such claims as probable and has recorded a loss provision in the amount of R$10,398 in the financial statements.

24.  ACTUARIAL LIABILITIES - TELOS

The subsidiaries Embratel and Star One sponsor two benefit plans in the forms of: (a) Defined Contribution (Embratel and Star One); (b) Defined Benefit (Embratel); and (c) Medical Health Care for retired employees who are participants of the defined benefit plan (Embratel). Actuarial studies of the benefit plans are prepared at the end of each year, in accordance with CVM Deliberation No. 371, of December 13, 2000, to identify whether the contributions are sufficient for constitution of reserves necessary for the payment of current and future pensions. The aforementioned plans are the only post-employment benefits granted to employees.

The rate of contribution to the old plan (the defined benefit plan) for the years of 2004 and 2003 is 19.8% of the participation salary of the active participants in this plan (9 participants on June 30, 2004). For the defined contributions plan, the sponsor’s contribution ranges from 3% to 8% of the participants’ applicable salary, in addition to the extraordinary contribution, provided in the plan’s by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death of the participant in activity.

Statement of changes in actuarial liabilities :

Actuarial liabilities as of December 31, 2003	393,245

Charges and interests on actuarial liabilities	5,655
Actuarial adjustment– CVM Resolution No. 371	6,551
Debt surplus– January to April 2003 – Voluntary Dismissal Program	(15,683)
Monetary correction of debt surplus– January to April 2003 – Voluntary Dismissal Program	270
Payments made in the period (defined contribution plan)	(6,297)

Actuarial liabilities as of March 31, 2004	383,741

Charges and interests on actuarial liabilities	6,800
Actuarial adjustment– CVM Resolution No. 371	6,551
Payments made in the period (defined contribution plan)	(10,570)

Actuarial liabilities as of June 30, 2004	386,522

Current	65,469

Long term	321,053

25. SHAREHOLDERS’ EQUITY

Capital Stock

The authorized capital on June 30, 2004 and March 31, 2004 is comprised of 700 billion common or preferred shares. The subscribed and fully paid-in capital stock amounts to R$2,273,913 at the end of the first semester of 2004. It is comprised of 334,399,028 thousand shares without par value, held (in batches of one thousand shares) as follows: 124,369,031 common shares and 210,029,997 preferred shares. The book value per share of the outstanding shares as of June 30, 2004 (331,974,095 thousand shares) and March 31, 2004 (332,847,011 thousand shares), amounts to R$14.47 and R$14.64, respectively, per batches of one thousand shares, expressed in reais.

Treasury Shares

As of June 30, 2004, the Company held 2,424,933 thousand of its own preferred shares in treasury (1,552,017 thousand preferred shares as of March 31, 2004), after the sale, during the first half of 2004, of 624,870 thousand and market purchase of 2,069,839 thousand of these shares.

The market value per batch of 1,000 preferred shares at the end of the first semester of 2004, expressed in reais, was R$8.55.

Dividends

According to the Company’s by-laws, dividends must be at least 25% of the adjusted net income in accordance with the corporate law.

The preferred shares are non-voting, except under certain limited circumstances. They are entitled to (i) a minimum non-cumulative dividend of 6% per annum on the amount resulting from the division of the subscribed capital by the number of shares, or (ii) a dividend 10% higher than that paid to each ordinary share, whichever higher, and have priority in relation to the common shares in the event of liquidation of the Company.

Stock Option Plan

The stock option plan was approved at the General Meeting of Shareholders held on December 17, 1998 and is regulated by the Management Commission on stock option plan, within the limits of its authority.

The contracts grant to directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, establishing terms and conditions under which the beneficiary is eligible to exercise the option (vesting period), within the maximum limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends.

The granted options may become exercisable before the terms foreseen in the contracts (vesting period), upon the occurrence of certain events, such as the change in the ownership control of the Company. In theses cases, options may be exercised before the date for the closing of the operation. The summarized information on the plan is as follows:

Number of preferred share purchase options (thousands of shares)-

Open options as of December 31, 2003	8,731,080

Options offered in the first semester of 2004	152,500
Options cancelled in the first semester of 2004	(77,418)
Options sold in the first semester of 2004	(624,870)

Open options as of June 30, 2004	8,181,292

Weighted average exercise price of the purchase options on June 30, 2004 (per thousand shares, expressed in reais)	6.09

Reconciliation of Net Income (Loss) of the Company to those of the Consolidated Financial Statements:

	June 30, 2004	June 30, 2003

Company	(58,590)	139,260
Donations directly recorded to the subsidiaries shareholders’ equity	(997)	(214)

Consolidated	(59,587)	139,046

26. TRANSACTIONS WITH RELATED PARTIES

Since privatization, the principal related parties transactions have been with the Holding Company MCI, at normal market terms. Balances receivable and payable (company and consolidated) as of June 30, 2004 and March 31, 2004 and consolidated revenue and expenses for the periods ended June 30, 2004 and 2003, resulting from such transactions, are as follows:

	Company		Consolidated

	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

ASSETS

Current
Foreign telecommunications operators (telephony traffic)
MCI	-	-	34,122	55,630
Accounts receivable – Embratel	-	3,444	-	-
Other	-	-	1,507	1,104

LIABILITIES

Current
Foreign telecommunications operators (telephony traffic)
MCI	-	-	24,570	33,413
Proceda	-	-	124	184
Other	-	-	3,130	2,761
Accounts payable – Embratel	1,694	5,140	-	-
Accounts payable – MCI	-	-	4,731	4,656

	Consolidated

	June 30, 2004	June 30, 2003

INCOME STATEMENTS (*)
Net operating revenues
International traffic MCI	45,786	57,747
International traffic other	491	478

Cost of services
International traffic MCI	(32,294)	(38,173)
Other	(372)	(475)

General and administrative expenses
Management fee - MCI	-	(6,748)
Proceda	928	(8,949)
Other – MCI	(49)	(254)

Financial expense
MCI Management fee exchange variation	(11)	(1,260)

(*) In the semesters ended June 30, 2004 and 2003, the Holding Company did not incur in revenues or expenses with related parties.

Under the terms of the concession contract with Anatel and as approved by the Extraordinary Shareholders’ Meeting on November 18, 1998, in the first semester ended June 30, 2003, on amount of R$6,748 was charged to General and Administrative Expenses for consulting services rendered by MCI International, Inc. This service agreement expired on December 31, 2003.

27. INSURANCE (Not subject to review by the independent auditors)

The Company’s Management considers that all assets and responsibilities of significant values and risks are covered by insurance policies.

28. FINANCIAL INSTRUMENTS (CVM Instruction No. 235/95)

Assets and liabilities originating from financial instruments are recorded in the balance sheet and approximate market values.

During the semester ended June 30, 2004, the subsidiary Embratel operated with the following derivative instruments:

a) Swap - Interest and Currency

The subsidiary Embratel used derivative operations to protect against the variation of foreign currency loan principal and interest against the Real. The par values of such operations, for the three-month period ended June 30, 2004 and March 31, 2004, totaled US$337,863 and US$467,509, respectively, and were not recorded in the balance sheet.

The gains and losses on such operations result from differences of variations in contracted indices, and are recorded on an accrual basis under Financial Income (Expense).

None of the other subsidiaries of the Company operated with derivatives during the semesters ended June 30, 2004 and 2003.

The subsidiary Embratel’s financial instruments, recorded on balance sheet accounts at amounts different from market values, are summarized below:

	Consolidated

	June 30, 2004		March 31, 2004

	Book value	Market Value	Book value	Market Value

Loans and financing	4,153,107	4,384,998	4,109,614	4,454,488
Swap/Hedge	(31,603)	(22,727)	16,268	6,922

Liabilities	4,121,504	4,362,271	4,125,882	4,461,410

The market value presented above were calculated through the present value of the projected cash flows related to each instrument and maturity dates, using current interest and exchange rates for similar instruments in financial markets.

29. TRANSLATION OF THE FINANCIAL STATEMENTS ORIGINALLY ISSUED IN PORTUGUESE

The financial statements have been translated into English for the convenience of readers outside Brazil and are presented on the basis of accounting practices generally adopted in Brazil . Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices generally adopted in Brazil may not conform to accounting principles generally accepted in other countries.

(Convenience translation into English from the original previously issued in Portuguese.
See note 29 to the financial statements)

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE
FOR THE FIRST SEMESTER OF 2004 COMPARED TO THE MAIN
VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR

Net Revenues

				% Var	% Var
R$ million	2Q03	1Q04	2Q04	YoY	QoQ	1H03	1H04	% Var

Net Revenues	1,665.7	1,892.7	1,806.8	8.5%	-4.5%	3,374.4	3,699.5	9.6%
Voice Services	1,150.4	1,287.4	1,165.7	1.3%	-9.5%	2.331.4	2,453.2	5.2%
Data Services	438.1	415.0	431.9	-1.4%	4.1%	893.3	847.0	-5.2%
Local Services	14.6	136.5	154.9	962.3%	13.5%	24.4	291.3	1090.5%
Other Services	62.6	53.8	54.3	-13.5%	1.0%	125.3	108.0	-13.8%

Voice Services

Exhibit 2				% Var	% Var
R$ million	2Q03	1Q04	2Q04	YoY	QoQ	1H03	1H04	% Var

Net voice revenues	1,150.4	1,287.4	1,165.7	1.3%	-9.5%	2,331.4	2,453.2	5.2%
Domestic long distance	935.9	1,084.4	978.0	4.5%	-9.8%	1,890.6	2,062.5	9.1%
International long distance	214.6	203.0	187.7	-12.5%	-7.5%	440.8	390.7	-11.4%

Domestic Long Distance

Year-over-year growth of 4.5%

Domestic long distance revenue was R$978 million representing a 4.5 percent increase when compared to the second quarter of 2003. The year-over-year DLD revenue growth is explained by the ability to participate in the SMP long distance market and to the substitution for advanced voice which are under term contracts.

Compared to the first quarter of 2004, domestic long distance revenues declined 9.8 percent. Competition and the introduction of new anti-fraud practices resulted in loss of basic voice traffic in the consumer segment. Another factor which contributed to a lower domestic long distance revenue was the fact that the mobile industry is having difficulty billing clients and Embratel is being affected.

The company continues to replace basic voice revenues with advanced services and has continued to grow the number of 0800 and VipPhone clients. The number of VipPhone clients increased 10 percent quarter-over-quarter and more than 30 percent since June 2003.

Year-to-date domestic long distance revenues were R$2.1 billion representing an increase of 9.1 percent when compared to the first half of 2003. The increase in revenues is attributed to the entry into the SMP market and tariff increases.

International Long Distance

International long distance revenue was R$188 million in the second quarter of 2004 compared to R$215 million in the second quarter of 2003 and R$203 million in the first quarter of 2004. Competition (from legal and illegal providers), and less SMP revenues (see above) were the main causes for the decline in the second quarter of 2004.

International revenues accumulated in 2004 were R$391 million compared to R$441 million in the first-half of 2003.

Data Communications

Exhibit 7				% Var	% Var
R$ million	2Q03	1Q04	2Q04	YoY	QoQ	1H03	1H04	% Var

Net data communications	438.1	415.0	431.9	-1.4%	4.1%	893.3	847.0	-5.2%

Quarter-over-quarter growth of 4.1%

Embratel's data communications revenues were R$432 million in the second quarter of 2004 compared to R$438 million in the second quarter of 2003 and R$415 million in first quarter of 2004. The quarter-over-quarter 4.1 percent growth in data revenues resulted from the higher wholesale revenues as well as to a short-term contract.

In the first six months of 2004, data revenues reached R$847 million compared to R$893 in the prior year period. The decline is mainly explained by price reductions and the termination of the contract with UOL, an Internet service provider, in the first quarter of 2003 and the general downturn of the Internet provider market.

During the second quarter of 2004, Embratel’s free Internet service provider, Click21™ launched its new portal with exclusive content and a modern look & feel. It continued to grow in usage hours and, less than a year after launch, it has passed the mark of 900,000 subscriptions. With the success of Click21, Embratel is rapidly building an important relationship tool, a high quality franchise and user base which will be leveraged for Embratel’s broadband initiatives.

Local Revenue

Exhibit 10				% Var	% Var
R$ million	2Q03	1Q04	2Q04	YoY	QoQ	1H03	1H04	% Var

Local Services	14.6	136.5	154.9	962.3%	13.5%	24.5	291.3	1090.5%

Embratel ended the second quarter of 2004 with local revenues of R$155 million reflecting a substantial growth since a full blown commercial launch of the service in the second quarter of 2003 and a 13.5 percent increase relative to the prior 2004 quarter. This quarter-over-quarter revenue growth derives not only from the growth in the sale of Viplines but also from inbound interconnection revenues.

Year-to-date, local service revenues were R$291 million, compared to R$25 million in the prior year period.

Embratel’s local services continues to present a healthy growth. Quarter–over-quarter, the number of Vipline clients rose 57.7 percent and the capacity made available to these clients has increased 51.1 percent in the second quarter of 2004. The service is being very successful with medium size companies.

Livre™, Vésper’s first service launch with Embratel continues to have wide acceptance. Vésper’s client base has continued to grow. Vésper is currently launching “Livre 2 em 1”. This product allows the customer to have two telephone lines in the same telephone equipment. The service allows the use of the same phone in multiple locations – such as at home and at work, for example.

Sale of ADSL services over Embratel’s own networks is now available in selected areas of Porto Alegre and Rio de Janeiro. These services are being provided to small businesses and the high-end residential market.

EBITDA

				% Var	% Var
R$ million	2Q03	1Q04	2Q04	YoY	QoQ	1H03	1H04	% Var

Net revenues	1,665.7	1,892.7	1,806.8	8.5%	-4.5%	3,374.4	3,699.5	9.6%

Cost of Services	(1,111.8)	(1,255.3)	(1,274.4)	14.6%	1.5%	(2,267.9)	(2,529.8)	11.5%
Operating Income (Expenses)	(450.0)	(482.0)	(474.6)	5.5%	-1.5%	(903.6)	(956.5)	5.8%
Operating Income
Before Interest	103.9	155.4	57.8	-44.3%	-62.8%	202.9	213.2	5.1%
Depreciation/ Amortization	287.3	293.0	289.5	0.7%	-1.2%	578.9	582.5	0.6%
Income before Interest,
Depreciation and
Amortization (Ebitda)	391.2	448.4	347.3	-11.2%	-22.5%	781.8	795.7	1.8%

Ebitda Margin	23.5%	23.7%	19.2%	-4.3 pp	-4.5 pp	23.2%	21.5%	-1.7 pp

Impacted by several non-recurring items

In the second quarter of 2004, EBITDA was R$347 million compared to R$391 million in the second quarter of 2003 and R$448 million in the first quarter of 2004. EBITDA margin was 19.2 percent in the second quarter of 2004. EBITDA margin was impacted by higher interconnection costs and non-recurring payments and income.

Interconnection

Interconnection costs, as a percentage of net revenues, rose to 46.9 percent in the second quarter of 2004. The quarter-over-quarter increase in interconnection costs is related to several factors including: the increase in mobile interconnection in mid February – an average of 7.9 percent – which affected the cost of SMP traffic as well as Vésper’s local VC1 traffic cost and higher settlement which offset the decline in interconnection due to lost traffic. The increase in telco ratio was also impacted by the fact that some mobile interconnection payments relate to the unbilled SMP revenues (see above).

Note that due to the implementation of new systems which have enabled us to have a better visibility of the behavior of certain components of our interconnection costs, some timing adjustments, with no cash impact, were made to the interconnection cost in the second quarter. As a result, interconnection was understated in the first quarter of 2004 and overstated in the second quarter of 2004. Thus, the year-to-date telco ratio of 45.7 percent is a better indicator of the telco run rate.

In Cost of Services, the “Other” category includes the costs of handsets sold by Vésper. Embratel did not have this cost in 2003 and in the first quarter of 2004 the cost of handsets was classified under SG&A.In the second quarter of 2004, Embratel not only reclassified the handset cost relative to the first quarter of 2004 in the “Other Cost of Services” line, and but added the handset cost relative to the second quarter cost 2004 per se.

SG&A

SG&A, excluding personnel, remained flat quarter-over-quarter. Third party expenses rose slightly and provision for doubtful accounts was flat as a percentage of net revenue. Personnel expenses were increased by a non-recurring R$92 million cash expense related to the execution of “The Plan for Retention of Executives and Strategic Persons” which was triggered by the expected change of control.

Other operating income

EBITDA in the second quarter of 2004 benefited from several non-recurring reversals. Embratel credited R$66 million (non-cash) due to the reversal of a provision which was constituted in the second half of 2003 and was intended to accommodate the risk that the interconnection tariff adjustment would be based on IGP-DI index instead of the of the IPCA as established by the courts’ stay. Embratel also recovered a credit of R$38 million related to the excess payment of FUST. Based on an Anatel decision Embratel was granted the prerogative of making its contribution to FUST net of the interconnection payments. Based on this decision, Embratel recovered the payments made in excess to FUST as well as the corresponding interest for the period (included in financial income – see below) the excess funds were retained by Anatel.

Non-Recurring Items	Value	Impact on	Cash or	Line Item
	R$ Million	EBITDA	Non-Cash

Payment of Retention Plan	92	Reduction	Cash	Personnel Expenses
Reversion of Provision of Interconnection Costs	66	Increase	Non-Cash	Other Operating Income
Recovery of FUST1 Taxes	38	Increase	Tax Credit	Other Operating Income

Net Impact - Operating Items	12	Increase

1 FUST - Fund for Universalization of Telecommunication Services.

EBITDA accumulated in the first half of 2004 was R$796 million, and considering the non-recurring itens was flat when compared to the first half of 2003. EBITDA margin in the first six months of 2004 was 21.5 percent.

Vésper impact on EBITDA

Vésper has continued to have a negative impact on EBITDA. In the second quarter of 2004, Vésper had a negative EBITDA of R$36 million. Year-to-date EBITDA loss has been R$59 million. Vésper has accelerated its sale process by aggressively pricing handsets to stimulate sales.

EBIT

EBIT was R$58 million in the second quarter of 2004 compared to R$104 million in the corresponding 2003 quarter and R$155 million in the first quarter of 2004. The decline in EBIT results from the decline in revenues, increase in interconnection costs and the non-recurring items mentioned above.

Year-to-date EBIT was R$213 million compared to R$203 million in the first six months of 2003. This improvement results from reduced interconnection costs and a lower allowance for doubtful accounts.

Net Income

Exhibit 16				% Var	% Var
R$ million	2Q03	1Q04	2Q04	YoY	QoQ	1H03	1H04	% Var

Net income/(loss)	128.4	4.6	(64.2)	nm	nm	139.0	(59.6)	nm
End of period shares outstanding (1000)	332,629,361	332,847,011	331,974,095	-0.2%	-0.3%	332,629,361	331,974,095	-0.2%
Earnings/(losses) per 1000 shares (R$)	0.39	0.01	(0.19)	nm	nm	0.42	(0.18)	nm

Embratel registered a net loss of R$64 million in the second quarter of 2004 due to declining revenues, higher interconnection costs, non-recurring retention expenses and higher financial expenses due to a 6.8 percent devaluation of the currency. Attenuating the loss were a non-recurring interest income credit of approximately R$20 million recorded as financial income on the FUST funds not due but retained by Anatel (see above) and an extraordinary non-operating income of R$106 million related to a recovery of ILL tax inflationary purges and the interest related to those amounts. On May 2004, the Judge of the 26th Federal Court determined the final closure of the process and as a result, Embratel was able to record the credit of the above mentioned amount (see financial statements for further details on this matter).

Non-Recurring Items	Value	Impact on	Cash or	Line Item
	R$ Million	Net Income3	Non-Cash

Financial Income - Recovery of FUST1 Taxes	20	Increase	Tax Credit	Financial Income
Recovery of Tax on Net Income (ILL2)	106	Increase	Tax Credit	Other Non-Operating Income

Net Impact - Non-Operating Items	126	Increase

Net Impact - Operating & Non-Operating Items	138	Increase

1 FUST - Fund for Universalization of Telecommunication Services.
2 ILL - Refers to recognition of a tax credit related to the federal government's imposition from 1989 to 1992 of a tax on certain profits that had not been distributed.
3 Before taxes.

In the first six months of 2004 Embratel registered a loss of R$60 million compared to profits of R$139 million in the same period of the previous year.

Financial Position

Cash position on June 30, 2004 was R$969 million. During the quarter cash was used for debt payment and retention disbursements. Embratel ended the quarter with a total outstanding debt of R$4.1 billion. Although debt repayment, net of new debt (all related to the refinancing agreement) was of approximately R$134 million, the impact of the 6.8 percent devaluation of the Real relative to the US dollar increased the debt level expressed in Reais. Net debt rose to R$3.2 billion increasing due to the uses of cash mentioned above. Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$1.3 billion. Approximately 80.2 percent of short-term debt is either hedged or in Reais (Exhibit 19).

Exhibit 19	Mar 31, 2004				Jun 30, 2004

Embratel Participações SA	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt

Hedged and reais short term debt	1,156.9	98.4%	92.25% CDI	up to 1.0 year	1,014.7	80.2%	101.51% CDI	up to 1.0 year
Unhedged short term debt	18.3	1.6%	US$ + 6.73%	up to 1.0 year	250.8	19.8%	US$ + 4.57%	up to 1.0 year
Total short term debt	1,175.2	28.5%			1,265.5	30.7%

Hedged and reais long term debt	1,262.8	42.8%	98.42% CDI	up to 4.8 years	1,102.9	38.6%	97.34% CDI	up to 4.5 years
Unhedged long term debt	1,687.8	57.2%	US$ + 8.49%	up to 9.2 years	1,753.1	61.4%	US$ + 8.39%	up to 8.9 years
Total long term debt	2,950.6	71.5%			2,856.0	69.3%

Hedged and reais total debt	2,419.7	58.6%	95.51% CDI	up to 4.8 years	2,117.6	51.4%	99.30% CDI	up to 4.5 years
Unhedged total debt	1,706.2	41.4%	US$ + 8.60%	up to 9.2 years	2,003.9	48.6%	US$ + 7.91%	up to 8.9 years
Total debt	4,125.9	100.0%	US$ + 5.19%	up to 9.2 years	4,121.5	100.0%	US$ + 4.77%	up to 8.9 years

In the second quarter of 2004, Embratel rolled over the remaining loan maturities which were part of the Financing Agreement signed in March of 2003.

Receivables

Embratel ended the second quarter of 2004 with a net receivable balance of R$1.7 billion, flat relative to the prior 2004 quarter.

Exhibit 20	Gross Receivables
Embratel Participações SA
R$ million	Mar 31, 2004	Jun 30, 2004

Account Receivables
Voice Services (Gross)	2,945.4	2,987.9
Data, Telco and Other Services	596.3	630.8
Foreign Administrations	164.0	170.0
Gross Receivables	3,705.6	3,788.7
Allowance for Doubtful Accounts (Balance)	(2,011.3)	(2,097.3)
Net Receivables	1,694.3	1,691.4

Exhibit 21	Net Account Receivables
Embratel Participações SA
R$ million	Mar 31, 2004	Jun 30, 2004

Voice Services (Net)	1,094.1	1,074.4
Current	85.3%	82.5%
1-60 days	12.0%	15.0%
61-120 days	2.7%	2.5%
> 120 days	0.0%	0.0%

Capex

Total capital expenditures in the quarter were R$191 million reflecting additional expenditure on Star One’s satellite under construction. The breakout of this expenditure is as follows: local infrastructure, access and services– 19.4 percent (including PPIs and Vésper); data and Internet services – 15.9 percent; network infrastructure – 3.2 percent, others – 17.6 percent and Star One – 44.0 percent.

Other Information

Regulatory Agenda

During the quarter, Anatel issued regulation on line sharing unbundling. Embratel believes this is an important step towards leveling the competitive playing field and it will enable Embratel to expand its addressable local market offering broadband as well as internet and voice services.

Also during the quarter, Anatel ruled on the reduction in the number of local areas from 7,600 to under 5,400. This will enable Embratel to eliminate unprofitable short-distance long distance calls while enlarging the addressable local market. The reduction in the number of local areas will take place in September of this year.

Withholding Tax on Outbound Remittances – Status Update

Fact 1 – Embratel was assessed by the “Receita Federal” (Federal Revenue Agency) for the non-payment of income tax on remittances of payments to foreign telecom operators. The assessment amounted to R$411 million and corresponded to the period between December 1994 and October 1998.

Fact 2 - In September 2002 the “Delegacia de Julgamento” of the Federal Revenue Agency reduced the assessment to R$12.9 million.

Fact 3 – In December 2003, the “Conselho de Contribuintes” (Tax Payer Council) of the Internal Revenue unanimously negated the Federal Union’s appeal to the former judgement by the “Delegacia de Julgamento”.

Given that, on July 16, 2004 the Internal Revenue was formally notified of the decision of the “Conselho de Contribuintes”, and taking into consideration that such decision is unanimous and there is no other decision from that “Conselho de Contribuintes” with contradictory interpretation on a similar matter, there is no legal basis for further appeals on this matter. The company’s legal advisors have good reason to believe that the decision of the “Delegacia de Julgamento” reducing the assessment to R$12.9 million from the original R$411 million is final.

Please see Explanatory note in the financial statements for further information.

Tariff Increases

Anatel approved tariff increases using the price adjustment formula and IGP-DI index at the end of June. The approved rates were as follows: domestic long distance – 3.2 percent increase; international long distance – 8.22 percent decline; TU-RL – 10.5 decline; TU-RIU – 3.2 percent increase. Subsequently, the Supreme Court approved the IGP- DI as the index upon which to base June 2003 tariff increases. This decision increases the base tariff rate on which 2004 increase will be applied, however actual implementation depends on the outcome of talks with the Government. Since Embratel is an authorized local service provider, its is not subject to the same local service tariff adjustment ceiling applied to local service concessionaires.

Embratel Participações SA
Consolidated Statement of Cash Flow - Corporate Law
R$ thousands	1Q04	2Q04	1H03	1H04

Cash provided by operating activities
Net income/(loss) - cash flow	4,608	(64,195)	139,046	(59,587)
Depreciation/Amortization	293,005	289,479	578,923	582,484
Exchange and Monetary (Gains)/Losses	27,768	184,180	(781,731)	211,948
Swap Hedge Effects	20,183	(38,254)	353,801	(18,071)
Minority Interest - cash flow	7,981	7,102	16,841	15,083
Loss/(Gain) on permanent asset disposal	10,536	15,240	41,861	25,776
Goodwill write-off	-	-	101,489	-
Other operating activities	(8,107)	(6,612)	(13,224)	(14,719)
Changes in current and noncurrent assets and liabilities	(113,779)	(163,919)	(186,028)	(277,698)
Net cash provided by operating activities	242,195	223,021	250,978	465,216

Cash flow form investing activities
Additions to investments/Goodwill	(807)	-	32	(807)
Additions to property, plant and equipment	(133,788)	(190,747)	(141,340)	(324,535)
Deferred fixed assets - cash flow	(100,365)	-	-	(100,365)
Net cash used in investing activities	(234,960)	(190,747)	(141,308)	(425,707)

Cash flow from financing activities
Loans obtained and repaid	(495,744)	(121,405)	(495,579)	(617,149)
Swap Hedge Settlement	(47,725)	(9,617)	209,589	(57,342)
Dividends Paid	(101,854)	(54)	(14,321)	(101,908)
Other financing activities	(5,323)	(8,463)	(33,902)	(13,786)
Net cash used in financing activities	(650,646)	(139,539)	(334,213)	(790,185)

Increase in cash and cash equivalents	(643,411)	(107,265)	(224,543)	(750,676)
Cash and cash equivalents at beginning of period	1,719,496	1,076,085	886,991	1,719,496

Cash and cash equivalents at end of period	1,076,085	968,820	662,448	968,820

(Convenience translation into English from the original previously issued in Portuguese.
See note 29 to the financial statements)

EMBRATEL PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF INCOME OF THE SUBSIDIARY
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
(In thousands of Brazilian reais, except for income for thousand shares)

	June 30,

	2004	2003

GROSS OPERATING REVENUE
Telecommunications services	4,674,496	4,353,721
Gross revenue deductions	(1,123,777)	(979,305)

Net operating revenue	3,550,719	3,374,416
Cost of services	(2,355,614)	(2,267,845)

Gross profit	1,195,105	1,106,571

OPERATING REVENUES (EXPENSES)	(912,818)	(901,477)

Selling expenses	(421,789)	(399,927)
General and administrative expenses	(595,316)	(511,199)
Other operating revenues, net	104,287	9,649

OPERATING INCOME BEFORE
FINANCIAL INCOME (EXPENSE)	282,287	205,094
Financial income (expense), net	(317,774)	200,919

OPERATING INCOME (LOSS)	(35,487)	406,013
Extraordinary nonoperating income – ILL	106,802	-
Other non-operating expense, net	(8,093)	(161,502)

INCOME BEFORE TAXES AND MINORITY INTEREST	63,222	244,511
Income tax and social contribution on profits	(40,580)	(88,580)
Minority interest	(14,989)	(15,113)

NET INCOME FOR THE PERIOD	7,653	140,818

QUANTITY OF OUTSTANDING SHARES (IN THOUSANDS)	4,723,844	4,723,844

NET INCOME PER THOUSAND SHARES IN R$	1.62	29.81

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2004

Embratel Participações S.A.

By:	/S/ Norbert Glatt
Norbert Glatt Title: Economic and Finance Director & Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.